EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

RECEIVED
2007 MAR -8 A 11:17
FICE OF INTERNATIONAL
CORPORATE FINANCE

12g3-2(b) File No.82-4922

Ref No. CN. 128/2007

March 7, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07027482

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Mar 7, 07

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

10/22

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

March 7, 2007

To : The President

The Stock Exchange of Thailand

Subject : Notice of the General Meeting of Shareholders

Please refer to the resolution of the Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.2/2550 on February 22, 2007 to hold the General Meeting of Shareholders No.95 on Thursday, April 5, 2007 at 1400 hours at the Bank's Head Office to consider matters as detailed in the previous notification.

The Notice of the General Meeting of Shareholders No.95 and all supporting documents are now completed, and uploaded on the Bank's website since March 6, 2007. Said Notice and its documents will be sent to the shareholders whose names appeared in the Register of Shareholders on March 15, 2007 at 1200 hours.

Please be informed accordingly.

Yours sincerely,

Mar 7, 07

Executive Secretary and Shareholder Registration
Corporate Communication and Administration Department
Tel. 0 2470 2664 - 7

END